                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             RATEXCHANGE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    754091106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Albert L. Weiss
                            Forsythe Technology, Inc.
                             5510 West Howard Street
                             Skokie, Illinois 60077
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 20, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 754091106

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Forsythe/McArthur Associates, Inc.
    FEIN: 36-2734737
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
    OO

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                  [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Illinois

--------------------------------------------------------------------------------
                             7        SOLE VOTING POWER
      NUMBER OF                       -0-
       SHARES              -----------------------------------------------------
     BENEFICIALLY            8        SHARED VOTING POWER
       OWNED BY                       5,407,157(1)
        EACH               -----------------------------------------------------
      REPORTING              9        SOLE DISPOSITIVE POWER
     PERSON WITH                      -0-
                           -----------------------------------------------------
                            10        SHARED DISPOSITIVE POWER
                                      5,407,157(1)
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    5,407,157(1)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    19.9%(2)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    CO
--------------------------------------------------------------------------------

----------

1. Includes 4,419,324 shares of common stock of the Company (the "Common Stock") and warrants to purchase 987,833 shares of Common Stock.

2. Based on 27,181,174 shares of Common Stock outstanding, which includes 26,193,341 shares outstanding as of April 30, 2003 as reported in the Company's most recent Form 10-Q and warrants to purchase 987,833 shares of Common Stock.

CUSIP No.: 754091106

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Forsythe Technology Management Co.
    FEIN: 75-3095848
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
    OO

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                  [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Illinois

--------------------------------------------------------------------------------
                            7        SOLE VOTING POWER
        NUMBER OF                    -0-
          SHARES           -----------------------------------------------------
       BENEFICIALLY         8        SHARED VOTING POWER
         OWNED BY                    5,407,157(3)
          EACH             -----------------------------------------------------
        REPORTING           9        SOLE DISPOSITIVE POWER
       PERSON WITH                   -0-
                           -----------------------------------------------------
                           10        SHARED DISPOSITIVE POWER
                                     5,407,157(3)
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    5,407,157(3)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    19.9%(4)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    CO
--------------------------------------------------------------------------------

----------

3. Includes 4,419,324 shares of common stock of the Company (the "Common Stock") and warrants to purchase 987,833 shares of Common Stock.

4. Based on 27,181,174 shares of Common Stock outstanding, which includes 26,193,341 shares outstanding as of April 30, 2003 as reported in the Company's most recent Form 10-Q and warrants to purchase 987,833 shares of Common Stock.

CUSIP No.: 754091106

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Forsythe Technology, Inc.
    FEIN: 36-4112413
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
    OO

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                  [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Illinois

--------------------------------------------------------------------------------
                            7        SOLE VOTING POWER
         NUMBER OF                   -0-
          SHARES           -----------------------------------------------------
       BENEFICIALLY         8        SHARED VOTING POWER
        OWNED BY                     5,407,157(5)
          EACH             -----------------------------------------------------
        REPORTING           9        SOLE DISPOSITIVE POWER
       PERSON WITH                   -0-
                           -----------------------------------------------------
                           10        SHARED DISPOSITIVE POWER
                                     5,407,157(5)
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    5,407,157(5)

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    19.9%(6)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    CO
--------------------------------------------------------------------------------

----------

5. Includes 4,419,324 shares of common stock of the Company (the "Common Stock") and warrants to purchase 987,833 shares of Common Stock.

6. Based on 27,181,174 shares of Common Stock outstanding, which includes 26,193,341 shares outstanding as of April 30, 2003 as reported in the Company's most recent Form 10-Q and warrants to purchase 987,833 shares of Common Stock.

CUSIP No.: 754091106

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Richard A. Forsythe Revocable Trust
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
    OO

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                  [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Illinois

--------------------------------------------------------------------------------
                            7        SOLE VOTING POWER
         NUMBER OF                   -0-
          SHARES           -----------------------------------------------------
       BENEFICIALLY         8        SHARED VOTING POWER
        OWNED BY                     5,407,157(7)
          EACH             -----------------------------------------------------
        REPORTING           9        SOLE DISPOSITIVE POWER
       PERSON WITH                   -0-
                           -----------------------------------------------------
                           10        SHARED DISPOSITIVE POWER
                                     5,407,157(7)
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    5,407,157(7)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    19.9%(8)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    OO
--------------------------------------------------------------------------------


----------
7. Includes 4,419,324 shares of common stock of the Company (the "Common Stock") and warrants to purchase 987,833 shares of Common Stock.

8. Based on 27,181,174 shares of Common Stock outstanding, which includes 26,193,341 shares outstanding as of April 30, 2003 as reported in the Company's most recent Form 10-Q and warrants to purchase 987,833 shares of Common Stock.

CUSIP No.: 754091106

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Forsythe Technology Investors Limited Partnership
    FEIN: 36-4336557
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
    OO

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

--------------------------------------------------------------------------------
                            7        SOLE VOTING POWER
         NUMBER OF                   -0-
          SHARES           -----------------------------------------------------
       BENEFICIALLY         8        SHARED VOTING POWER
        OWNED BY                     5,407,157(9)
          EACH             -----------------------------------------------------
        REPORTING           9        SOLE DISPOSITIVE POWER
       PERSON WITH                   -0-
                           -----------------------------------------------------
                           10        SHARED DISPOSITIVE POWER
                                     5,407,157(9)
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    5,407,157(9)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    19.9%(10)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    PN
--------------------------------------------------------------------------------

----------
9. Includes 4,419,324 shares of common stock of the Company (the "Common Stock") and warrants to purchase 987,833 shares of Common Stock.

10. Based on 27,181,174 shares of Common Stock outstanding, which includes 26,193,341 shares outstanding as of April 30, 2003 as reported in the Company's most recent Form 10-Q and warrants to purchase 987,833 shares of Common Stock.

CUSIP No.: 754091106

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Middleton Gardens LIMITED PARTNERSHIP
    FEIN: 88-0413806
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
    OO

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
--------------------------------------------------------------------------------
                            7        SOLE VOTING POWER
         NUMBER OF                   -0-
          SHARES           -----------------------------------------------------
       BENEFICIALLY         8        SHARED VOTING POWER
        OWNED BY                     5,407,157(11)
          EACH             -----------------------------------------------------
        REPORTING           9        SOLE DISPOSITIVE POWER
       PERSON WITH                   -0-
                           -----------------------------------------------------
                           10        SHARED DISPOSITIVE POWER
                                     5,407,157(11)
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    5,407,157(11)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    19.9%(12)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    PN
--------------------------------------------------------------------------------

----------

11. Includes 4,419,324 shares of common stock of the Company (the "Common Stock") and warrants to purchase 987,833 shares of Common Stock.

12. Based on 27,181,174 shares of Common Stock outstanding, which includes 26,193,341 shares outstanding as of April 30, 2003 as reported in the Company's most recent Form 10-Q and warrants to purchase 987,833 shares of Common Stock.

CUSIP No.: 754091106


--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Forsythe Technology, Inc. Employees' Stock Ownership Trust

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
    OO

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Illinois

--------------------------------------------------------------------------------
                            7        SOLE VOTING POWER
         NUMBER OF                   -0-
          SHARES           -----------------------------------------------------
       BENEFICIALLY         8        SHARED VOTING POWER
        OWNED BY                     5,407,157(13)
          EACH             -----------------------------------------------------
        REPORTING           9        SOLE DISPOSITIVE POWER
       PERSON WITH                   -0-
                           -----------------------------------------------------
                           10        SHARED DISPOSITIVE POWER
                                     5,407,157(13)
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    5,407,157(13)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    19.9%(14)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    OO
--------------------------------------------------------------------------------

----------

13. Includes 4,419,324 shares of common stock of the Company (the "Common Stock") and warrants to purchase 987,833 shares of Common Stock.

14. Based on 27,181,174 shares of Common Stock outstanding, which includes 26,193,341 shares outstanding as of April 30, 2003 as reported in the Company's most recent Form 10-Q and warrants to purchase 987,833 shares of Common Stock.

CUSIP No.: 754091106

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Richard A. Forsythe

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
    OO

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    U.S.A.
--------------------------------------------------------------------------------
                            7        SOLE VOTING POWER
         NUMBER OF                   -0-
          SHARES           -----------------------------------------------------
       BENEFICIALLY         8        SHARED VOTING POWER
        OWNED BY                     5,407,157(15)
          EACH             -----------------------------------------------------
        REPORTING           9        SOLE DISPOSITIVE POWER
       PERSON WITH                   -0-
                           -----------------------------------------------------
                           10        SHARED DISPOSITIVE POWER
                                     5,407,157(15)
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    5,407,157(15)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    19.9%(16)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    IN
--------------------------------------------------------------------------------

----------

15. Includes 4,419,324 shares of common stock of the Company (the "Common Stock") and warrants to purchase 987,833 shares of Common Stock.

16. Based on 27,181,174 shares of Common Stock outstanding, which includes 26,193,341 shares outstanding as of April 30, 2003 as reported in the Company's most recent Form 10-Q and warrants to purchase 987,833 shares of Common Stock.

ITEM 1. SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, $0.0001 par value per share (the "Common Stock") of RateXchange Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 601 Montgomery Street, 18th Floor, San Francisco, CA 94111.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) This statement is filed by (i) Forsythe/McArthur Associates, Inc., an Illinois corporation ("Forsythe/McArthur"), with respect to shares of Common Stock beneficially owned by it, (ii) Forsythe Technology Management Co., an Illinois corporation ("Forsythe Management"), with respect to shares of Common Stock which may be deemed to be beneficially owned by it, (iii) Forsythe Technology, Inc., an Illinois corporation ("Forsythe Technology"), with respect to shares of Common Stock which may be deemed to be beneficially owned by it,
(iv) the Richard A. Forsythe Revocable Trust ("Forsythe Trust") with respect to shares of Common Stock which may be deemed to be beneficially owned by it, (v) Forsythe Technology Investors Limited Partnership, a Delaware limited partnership ("Forsythe Investors") with respect to shares of Common Stock which may be deemed to be beneficially owned by it, (vi) Middleton Gardens LIMITED PARTNERSHIP, a Delaware limited partnership ("Middleton") with respect to shares of Common Stock which may be deemed to be beneficially owned by it, (vii) Forsythe Technology, Inc. Employees' Stock Ownership Trust (the "ESOP") with respect to shares of Common Stock which may be deemed to be beneficially owned by it and (viii) Richard A. Forsythe ("Mr. Forsythe"), with respect to shares of Common Stock which may be deemed to be beneficially owned by him.

         (b) The address of each of Forsythe/McArthur, Forsythe Management, Forsythe Technology, Forsythe Trust, Forsythe Investors, Middleton, the ESOP and Mr. Forsythe is 5510 West Howard Street, Skokie, Illinois 60077.

         (c) Forsythe/McArthur's primary business is to lease computing equipment. Forsythe Management's primary business is to manage the leasing businesses of its subsidiaries, including Forsythe/McArthur. Forsythe Technology's primary business is to serve as a holding company for its subsidiaries. Forsythe Trust's primary business is to hold shares of Forsythe Technology. Forsythe Investors' primary business is to hold shares of Forsythe Technology. Middleton's primary business is to hold shares of Forsythe Technology. The ESOP's primary business is to hold shares of Forsythe Technology. Mr. Forsythe's primary business is to serve as the President and Chairman of Forsythe Technology.

         (d) None of Forsythe/McArthur, Forsythe Management, Forsythe Technology, Forsythe Trust, Forsythe Investors, Middleton, the ESOP or Mr. Forsythe has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of Forsythe/McArthur, Forsythe Management, Forsythe Technology, Forsythe Trust, Forsythe Investors, Middleton, the ESOP or Mr. Forsythe has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Forsythe/McArthur is an Illinois corporation. Forsythe Management is an Illinois corporation. Forsythe Technology is an Illinois corporation. Forsythe Trust is an unincorporated revocable trust. Forsythe Investors is a Delaware limited partnership. Middleton is a Delaware limited partnership. The ESOP is an unincorporated employee stock ownership plan and trust. Mr. Forsythe is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

         On June 15, 2001, the Company and Forsythe/McArthur entered into a Lease Payment Restructure Agreement attached hereto as Exhibit 99-1 (the "2001 Restructuring Agreement") with respect to a prior equipment lease of delivery hub equipment. The 2001 Restructuring Agreement required the Company to make twelve monthly payments of $74,056 beginning on May 1, 2001, increasing to $148,113 beginning on May 1, 2002 with a final payment of $4,184,544 on May 1, 2003. Under the 2001 Restructuring Agreement, the Company agreed to issue Forsythe/McArthur (i) a warrant to purchase 233,500 shares of Common Stock on June 1, 2001 (ii) a warrant to purchase 116,750 shares of Common Stock on November 30, 2001 and (iii) a warrant to purchase 116,750 shares on June 1, 2002, in each case with an exercise price equal to the average closing price for the 30 trading days preceding the issuance of the warrant; provided, however, that the exercise price for the warrant to be issued on November 30, 2001 could not have an exercise price in excess of $2.00 per share and the warrant to be issued on June 1, 2002 could not have an exercise price in excess of $2.50 per share. In order to fulfill its obligations to issue warrants under the 2001 Restructuring Agreement, the Company issued Forsythe/McArthur (i) a warrant to purchase 233,500 shares of Common Stock at $1.25 per share, (ii) a warrant to purchase 116,750 shares of Common Stock at $0.375 per share and (iii) a warrant to purchase 116,750 shares of Common Stock at $0.40 per share.

         On October 4, 2001, the Company and Forsythe/McArthur entered into a modification to the 2001 Restructuring Agreement attached hereto as Exhibit 99-2 (the "2001 Modification"). Pursuant to the 2001 Modification, Forsythe/McArthur allowed the Company to withhold scheduled payments through December 31, 2001, subject to a proposed further restructuring of the lease. In consideration for the 2001 Modification, the Company agreed to issue Forsythe/McArthur a warrant to purchase 520,833 shares of Common Stock at $0.48 per share.

         In November 2001, Forsythe/McArthur agreed to forego all amounts owed by the Company under the lease obligation in exchange for a Convertible Note (which was previously filed with the SEC on March 28, 2002 as Exhibit 10.33 to the Company's form 10-K for the year ended December 31, 2001, and which is incorporated by reference into this filing) with an initial principal amount of $5,949,042 (the "Note").

         Under the terms of the Note, during 2002 the Company issued Forsythe/McArthur shares of Common Stock in order to pay interest expense on the Note as set forth in the chart below:

    Date of Issuance                                Number of Shares
-------------------------                          ------------------
March 28, 2002                                           788,699

June 28, 2002                                            299,401

September 27, 2002                                       375,940

December 30, 2002                                        455,284

         On November 20, 2002, the Company and Forsythe/McArthur entered into an Agreement to Restructure (which was previously filed with the SEC on March 31, 2003, as Exhibit 10.38 to the Company's form 10-K for the year ended December 31, 2002 and which is incorporated by reference into this filing) (the "2002 Restructuring Agreement") to restructure the obligations of the Company to

Forsythe/McArthur. In exchange for 500,000 shares of Common Stock, the Company purchased a call option from Forsythe/McArthur which would give the Company the right to cancel the Note in exchange for: (i) $500,000 in cash; (ii) 2,000,000 shares of Common Stock; and (iii) a new $1,000,000 promissory note bearing interest at 3.5% per annum payable quarterly in cash, and maturing on December 31, 2005. On April 3, 2003, the Company exercised its right to cancel the Note held by Forsythe/McArthur as provided in the 2002 Restructuring Agreement.

         Each warrant that was issued by the Company granted Forsythe/McArthur "piggy-back" registration rights with respect to the shares of Common Stock issuable upon exercise of such warrant.

         As a result of these transactions, Forsythe/McArthur owns 4,419,324 shares of Common Stock and warrants to purchase 987,833 shares of Common Stock.

ITEM 4. PURPOSE OF TRANSACTION.

         As described in Item 3 above, Forsythe/McArthur acquired the shares of Common Stock and the warrants to purchase Common Stock in order to restructure the Company's existing obligations to it. Depending upon market conditions and Forsythe/McArthur's evaluation of the business and prospects of the Company, Forsythe/McArthur may seek to dispose of or acquire additional securities of the Company. Except as described herein, none of Forsythe/McArthur, Forsythe Management, Forsythe Technology, Forsythe Trust, Forsythe Investors, Middleton, the ESOP and Mr. Forsythe has any present plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Company, or the disposition of such securities, except that he may acquire additional securities or dispose of securities of the Company depending upon the then current business conditions of the Company and the economy in general;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the current board of directors and management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the current capitalization or dividend policy of the Company;

         (f) Any material change in the Company's business or corporate structure;

         (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) As a result of the transactions described in Item 3 above, Forsythe/McArthur beneficially owns 4,419,324 shares of Common Stock and warrants to purchase 987,833 shares of Common Stock. In its capacity as the sole shareholder of Forsythe/McArthur, Forsythe Management may be deemed to beneficially own 4,419,324 shares of Common Stock and warrants to purchase 987,833 shares of Common Stock. In its capacity as the sole shareholder of Forsythe Management, Forsythe Technology may be deemed to beneficially own 4,419,324 shares of Common Stock and warrants to purchase 987,833 shares of Common Stock. In its capacity as a controlling shareholder in Forsythe Technology, Forsythe Trust may be deemed to beneficially own 4,419,324 shares of Common Stock and warrants to purchase 987,833 shares of Common Stock. In its capacity as a shareholder of Forsythe Technology, Forsythe Investors may be deemed to beneficially own 4,419,324 shares of Common Stock and warrants to purchase 987,833 shares of Common Stock. In its capacity as a shareholder of Forsythe Technology, Middleton may be deemed to beneficially own 4,419,324 shares of Common Stock and warrants to purchase 987,833 shares of Common Stock. In its capacity as a shareholder of Forsythe Technology, the ESOP may be deemed to beneficially own 4,419,324 shares of Common Stock and warrants to purchase 987,833 shares of Common Stock. In his capacity as (i) the trustee of the Forsythe Trust, (ii) the sole general partner of Forsythe Investors, (iii) the husband of the sole stockholder of Colleton River Holdings, Inc., which is the sole general partner of Middleton, and (iv) a trustee of the ESOP, Mr. Forsythe may be deemed to beneficially own 4,419,324 shares of Common Stock and warrants to purchase 987,833 shares of Common Stock.

         (b) Forsythe/McArthur, Forsythe Management, Forsythe Technology, Forsythe Trust, Forsythe Investors, Middleton, the ESOP and Mr. Forsythe may be deemed to have shared voting power and disposition power with respect to the shares of Common Stock and the warrants to purchase Common Stock owned of record by Forsythe/McArthur.

         (c) Other than as described in Item 3, none of Forsythe/McArthur, Forsythe Management, Forsythe Technology, Forsythe Trust, Forsythe Investors, Middleton, the ESOP or Mr. Forsythe has engaged in any transactions in the Common Stock within the past 60 days.

         (d) Other than Forsythe/McArthur, Forsythe Management, Forsythe Technology, Forsythe Trust, Forsythe Investors and its partners, Middleton and its partners, the ESOP and its members, Mr. Forsythe and the other non-controlling shareholders of Forsythe Technology, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the securities disclosed in Item 5(a).

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Forsythe Management owns all of the issued and outstanding capital stock of Forsythe/McArthur. Forsythe Technology owns all of the issued and outstanding capital stock of

Forsythe Management. Forsythe Trust, Forsythe Investors, Middleton and the ESOP are each shareholders of Forsythe Technology. Mr. Forsythe is the trustee of the Forsythe Trust and is the general partner of Forsythe Investors and is the husband of the sole stockholder of Colleton River Holdings, Inc., which is the sole general partner of Middleton and is a trustee of the ESOP.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 99.1 Lease Payment Restructuring Agreement dated June 15, 2001 by and between Forsythe/McArthur Associates, Inc., and RateXchange Corporation

         Exhibit 99.2 Letter Agreement dated October 4, 2001 by and between Forsythe/McArthur Associates, Inc., and RateXchange Corporation

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2003

                                     FORSYTHE/MCARTHUR ASSOCIATES, INC.,
                                     an Illinois corporation


                                     By: /s/ ALBERT WEISS
                                        ---------------------------------------
                                     Name: Albert Weiss
                                     Title: President

                                     FORSYTHE TECHNOLOGY MANAGEMENT CO.,
                                     an Illinois corporation


                                     By: /s/ ALBERT WEISS
                                        ---------------------------------------
                                     Name: Albert Weiss
                                     Title: Senior Vice President

                                     FORSYTHE TECHNOLOGY, INC.,
                                     an Illinois corporation


                                     By: /s/ ALBERT WEISS
                                        ---------------------------------------
                                     Name: Albert Weiss
                                     Title: Senior Vice President

                                     RICHARD A. FORSYTHE REVOCABLE TRUST

                                     By: /s/ RICHARD A. FORSYTHE
                                        ---------------------------------------
                                     Name: Richard A. Forsythe
                                     Title: Trustee

                                     FORSYTHE TECHNOLOGY INVESTORS LIMITED
                                     PARTNERSHIP, a Delaware limited partnership


                                     By: /s/ RICHARD A. FORSYTHE
                                        ---------------------------------------
                                     Name: Richard A. Forsythe
                                     Title: General Partner

                                     MIDDLETON GARDENS LIMITED PARTNERSHIP,
                                     a Delaware limited partnership

                                           By: Colleton River Holdings, Inc.,
                                               its general partner


                                           By: /s/ SANDRA C. FORSYTHE
                                              ---------------------------------
                                           Name:  Sandra C. Forsythe
                                           Title: Chairman

                                     FORSYTHE TECHNOLOGY, INC. EMPLOYEES'
                                     STOCK OWNERSHIP TRUST


                                     By: /s/ RICHARD A. FORSYTHE
                                        ---------------------------------------
                                     Name: Richard A. Forsythe
                                     Title: Trustee

                                     /s/ RICHARD A. FORSYTHE
                                     ------------------------------------------
                                     Richard A. Forsythe

                                  EXHIBIT INDEX

Exhibit No.            Document
Exhibit 99.1           Lease Payment Restructuring Agreement dated June 15,
                       2001 by and between Forsythe/McArthur Associates,
                       Inc., and RateXchange Corporation

Exhibit 99.2           Letter Agreement dated October 4, 2001 by and between
                       Forsythe/McArthur Associates, Inc., and RateXchange
                       Corporation